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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                           LENNOX INTERNATIONAL, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    526107107
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                                 (CUSIP Number)

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                            -----------------
CUSIP NO. 526107107                   13 G                     PAGE 2 OF 5 PAGES
-------------------                                            -----------------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Frank E. Zink

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]

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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                        5     SOLE VOTING POWER

                              450,846 shares
     NUMBER OF       -----------------------------------------------------------
       SHARES           6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                2,036,364 shares
        EACH         -----------------------------------------------------------
     REPORTING          7     SOLE DISPOSITIVE POWER
       PERSON
        WITH                  450,846 shares
                     -----------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              2,036,364 shares
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,487,210 shares
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.4%
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12     TYPE OF REPORTING PERSON*

       IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                            STATEMENT ON SCHEDULE 13G


                  This statement on Schedule 13G relates to the common stock, par value $.01 per share ("Common Stock"), of Lennox International Inc., a Delaware corporation (the "Company"), and is filed by Frank E. Zink ("Mr. Zink"). Mr. Zink holds directly (as to 450,846 shares) and indirectly (as to 2,036,364) the shares of Common Stock reported as beneficially owned in this statement.

ITEM 1.           NAME OF ISSUER.

                  (a)      The name of the issuer is Lennox International Inc.

                  (b) The address of the principal executive offices of the issuer is 2140 Lake Park Blvd., Richardson, TX 75080.

ITEM 2.           NAME OF PERSON FILING.

                  (a)      This statement on Schedule 13G is filed by Frank E.
                           Zink.

                  (b) The address of the principal business of Mr. Zink is c/o Lennox International Inc., 2140 Lake Park Blvd., Richardson, TX 75080.

                  (c)      Mr. Zink is a United States citizen.

                  (d) The class of securities to which this statement relates is the Common Stock of the Company.

                  (e)      The CUSIP number for the Common Stock is 526107107.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  This item is inapplicable.

ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned as of December 31, 1999:
                           2,487,210 shares

                  (b)      Percent of class as of December 31, 1999: 5.4%




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                  (c)      Number of shares as to which the reporting person
                           has:

                           (i)      sole power to vote or direct the vote:
                                    450,846

                           (ii)     shared power to vote or direct the vote:
                                    2,036,364

                           (iii) sole power to dispose or to direct the disposition of: 450,846

                           (iv) shared power to dispose or to direct the disposition of: 2,036,364


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  This item is inapplicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  This item is inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  This item is inapplicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  This item is inapplicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  This item is inapplicable.

ITEM 10.          CERTIFICATION.

                  This item is inapplicable.




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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000


                                             /s/ Frank E. Zink
                                             ----------------------------------
                                             Frank E. Zink

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